SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release describing management changes.

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: May 5, 2004

3

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE, LTD. ANNOUNCES MANAGEMENT CHANGES

Danny Lustiger Named CFO of Optibase, Ltd.

HERZLIYA, Israel and MOUNTAIN VIEW, CA, May 5, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced that Zvi Halperin has resigned from his position as President and CFO after ten years with the Company, in order to pursue other opportunities. Danny Lustiger, President and CFO of the Company’s wholly owned subsidiary Optibase, Inc., has been named CFO of Optibase, Ltd. In the coming period, there will be an organized transfer of duties.

        Mr. Lustiger, who is currently based in the Company’s U.S. headquarters in Mountain View, California has been with Optibase since 1996 and served as VP Finance of Optibase, Inc. from 2001 until being named President in November 2003.

        Tom Wyler, Chairman and CEO of Optibase, Ltd., said, “first, I would like to thank Zvi for ten years of dedicated service to Optibase. When he first joined the Company, Optibase was little more than a start up, with a small suite of products and limited presence in the market. During his tenure, Zvi helped us to transition into a publicly traded company with a global reach. Our sales have increased ten-fold and our family of products has expanded to adapt to the changing needs of the growing markets that we serve. Optibase is a stronger company as a result of Zvi’s contributions and we wish him the best in his future endeavors.”

        He continued, “On behalf of everyone at Optibase, I would like to congratulate Danny on his new role as CFO of Optibase, Ltd. He has been a member of the team for Eight years and has held positions with both Optibase, Ltd. and our North American subsidiary, Optibase, Inc. during that time. Since assuming the role of President of Optibase, Inc. in November 2003, Danny has been instrumental in determining the direction of our North American operations and we are confident in his ability to continue guiding the Company in his new position. Our flagship product, the MGW 5100 presents a significant growth opportunity for Optibase as the market for video over broadband continues to evolve. We believe that our world class product family, coupled with our financial strength and team of dedicated professionals will allow us to take advantage of this and all other opportunities as we continue working toward our strategic goals.”

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1, F-4 and F-20.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

2